Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

November 24, 2015

Exhibit 99.1

Transcript of Investor Webcast

Event ID: 139057338978

Event Name: Diebold Inc And Wincor Nixdorf To Combine, Creating Premier Self-Service Company For Financial And Retail Markets M&A Call

Event Date: 2015-11-23T13:00:00 UTC

P: Operator;;

C: Steve Virostek;Diebold;IR

C: Andy Mattes;Diebold;President and CEO

C: Chris Chapman;Diebold;SVP and CFO

P: Gil Luria;Wedbush Securities;Analyst

P: Matt Summerville;Alembic Global Advisors;Analyst

P: Meghna Ladha;Susquehanna Financial Group;Analyst

P: Kartik Mehta;Northcoast Research;Analyst

P: Justin Bergner;GAMCO Investors;Analyst

P: Matt Lipton;Autonomous Research LLP;Analyst

P: Joe Radigan;KeyBanc Capital Markets;Analyst

P: Saliq Khan;Imperial Capital;Analyst

P: Jeff Kessler;Imperial Capital;Analyst

P: Joan Tong;Sidoti & Company;Analyst

PRESENTATION

Operator

Good day, and welcome to the Diebold conference call. At this time, I’d like to turn the conference over to Steve Virostek. Please go ahead, sir.

Steve Virostek - Diebold - IR

Thank you, Tina, and welcome to everyone who is joining us today to discuss the combination of Diebold and Wincor Nixdorf. Joining me on the call today are Andy Mattes, President and CEO of Diebold, and Chris Chapman, Senior Vice President and Chief Financial Officer. Earlier this morning, we issued a joint press release on the proposed combination, which I hope you have had the opportunity to read. We’ve also posted presentation slides on the investor relation pages of Diebold.com and WincorNixdorf.com, which will accompany our discussion. Today’s webcast is being recorded, and a replay will be made available on Diebold.com later today.

Slide 2 contains important information for shareholders and investors. Under the terms of the transaction, Diebold intends to launch a public tender offer for all outstanding shares of Wincor Nixdorf. Over the next two days, Diebold intends to file the registration statement on Form S-4 with the Securities and Exchange Commission in connection with this offer. Diebold has also filed the Business Combination Agreement with the Securities and Exchange Commission.

I encourage all current and prospective shareholders of both companies to carefully read these and other relevant documents that will be filed at the SEC. These materials may be obtained from our website, or from SEC.gov.

Moving to slide 3. We disclose that we will be making references to non-GAAP financial information. Consistent with Diebold’s prior practice, we exclude restructuring charges and certain non-routine expenses from our non-GAAP financial metrics. We believe that these non-GAAP metrics provide a helpful indicator of the Company’s baseline performance.

Slide 4 contains a reminder that certain comments made on this webcast may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of factors that could cause actual results to differ materially from these statements. Additional information concerning these factors is contained on the Company’s filings with the SEC.

Please keep in mind that the information discussed is only current as of today, and subsequent events may render the information in this webcast out of date. And now, I’d like to hand the call over to Andy Mattes.

Andy Mattes - Diebold - President and CEO

Thank you, Steve, and good morning and thank you for joining us on such short notice this morning to discuss the exciting strategic combination of Diebold and Wincor Nixdorf. We are driving our own destiny in the rapidly-transforming self-service industry. We are building a stronger company that will be a better strategic partner for financial institutions and retailers around the world.

We are bringing together assets in key growth markets - the developed markets of North America and Western Europe which are rapidly transforming - and we are freeing up additional resources for innovation. We will be in a better position to serve our customers and pursue a much broader addressable market, which will include branch automation, omnichannel solutions, mobile payment and retail automation solutions.

This strategic combination is goodness all around. For our shareholders, it paves the way for much greater growth in profitability. For employees, it is an opportunity for broader careers. And for customers, it enables us to deliver more innovative solutions in more geographies, faster than either company could achieve on its own. Net-net, this combination fundamentally places the Company on a different level, and establishes a runway for future growth.

So what does it mean to create a premier self-service company? Looking at slide 5, it means we will deliver fully-integrated solutions which connect the physical and digital worlds of currency, in a secure and convenient manner.

Our new Company will have best-in-class service professionals, located in the epicenter of the action, where automation, omnichannel, value-added services and new payment platforms are gaining traction. And we will become more of a strategic partner to our customers, who are on their own transformative story.

We will leverage the strong reputation of each company by operating as Diebold Nixdorf. The combined Company will benefit from an experienced global leadership team, and greater scale. With pro forma revenue of approximately $5.2 billion, a breadth of offerings and tremendous software assets, the new company will be able to pursue a significantly larger addressable market and will be well-positioned to capitalize on the higher growth areas of the market.

As you would expect, we will deliver significant synergies by bringing our two companies together. We expect to realize approximately $160 million of cost synergies by the end of year three, which is in addition to both companies’ existing cost savings plans. This will result in greater profitability and stronger cash flows than either company could deliver on its own.

I’m sure that many of you read our joint press release this morning, so let me quickly take you through the transaction highlights on slide 6. Diebold has agreed to offer Wincor Nixdorf shareholders a mix of cash and Diebold shares in a transaction valued at approximately $1.8 billion. Wincor shareholders would be offered a 35% premium to the closing stock price on October 16th, which was the last trading day prior to our announcement that we had signed a non-binding term sheet.

Consideration will consist of EUR38.98 in cash and 0.434 Diebold shares for each share owned. We would expect to issue up to 19.9% of the outstanding common shares of Diebold. I am pleased to report that this transaction has been approved by the Boards of both companies.

We expect to launch a tender offer for all current voting stock of Wincor in early 2016, and close the transaction in the summer of 2016. The offer is subject to customary closing conditions, and a minimum acceptance threshold of circa 75% of all outstanding shares of Wincor, after deduction of treasury shares held by Wincor, which will not be tendered. Diebold has committed financing in place for the cash portion of the transaction, as well as the refinancing of existing debt.

Moving to the next slide, I’d like to say a few words about what attracted us to Wincor Nixdorf. The Company has a reputation for solid engineering, and a committed workforce. They serve a blue-chip customer base, including the top 25 European banks, and more than 95% of the top retailers.

Similar to Diebold, Wincor generates more than half of its annual revenue from services and software. We are focused on these higher value offerings as one of the seven points in their current restructuring program. Wincor has also developed a very sophisticated omnichannel solution. The Company has received accolades for its open and interactive multi-functional payment tablet, called Albert, as well as a fast-growing payment platform, called Aevi.

In recent months, Diebold has become more familiar with the Wincor team -as founding members of the ATM Security Industry Association as buyers of Cryptera encrypted PIN pads, and through a recent spare parts agreement. We have developed mutual respect for each other.

Our two companies share a common strategic focus on leading with services and software, and we both value collaborating with our customers. We are convinced that as a combined company, we will be able to transform even faster and create greater value for shareholders. Collectively, the combination of Diebold and Wincor will create a solid runway for the future growth.

The new company will build upon our services, leadership and innovative software capabilities. Pro forma revenue from services and software of nearly $3 billion is greater than either Company’s standalone core revenue today. The joint install base of nearly one million ATMs will boost our service revenue, and enable us to launch additional value-added services in more markets.

On the software front, we will benefit from Wincor’s omnichannel solutions, in addition to our recently-acquired Phoenix multi-vendor software capabilities. Customers will benefit from enhanced solutions and skill sets, while the Company and our shareholders will benefit from a greater mix of high-value offerings.

One of the most compelling reasons for this strategic combination is the dynamic changes occurring in the self-service industry. As I mentioned earlier, our customers are on a journey to transform their legacy branches and stores, to accommodate consumer demands for increased multi-functionality, 24-hour access, greater convenience, and a consistent experience across physical and digital channels.

Our customers are also facing increasing government regulations, which leads them to ask, how can we be compliant and drive operational efficiency in a cost-efficient manner? Automation and innovative technology solutions are the answer. While there is no golden technology path which all of our customers must follow, the tools needed for success include open systems, flexible architectures, innovative and open fit client software, knowledgeable service technicians, and standard user interfaces.

In the future, Diebold Nixdorf will have many of these tools at its fingertips, and we will be able to draw upon a substantial portfolio of intellectual property. But as we look to the future, what is even more exciting is the additional resources we will be able to put to work for our customer, including doubling the number of software engineers, and improving our market coverage. The combined market expertise and increased scale will drive better and faster returns on our future innovations.

We will also be able to create a broader technology ecosystem and partner with leading technology companies across the value chain. The combined company will benefit from the complementary geographic presence. Diebold is a self-service leader in the Americas, while Wincor Nixdorf is a leader in Europe. To wrap up this slide, we will have the offering and scale needed to serve a rapidly-transforming industry.

People have been speculating about a combination of our two companies for years. So why now? I have already discussed the macro industry trends, which include changing customer preferences, increased government regulations, and the drive for greater operating efficiency through automation. At a Company specific level, the timing of this transaction aligns with a separate transformation initiative, already underway at Diebold and Wincor.

For listeners who may not be familiar with Diebold’s three-phase transformation, we recently completed the “Crawl” space, where we improved our cost structure, enhanced cash flows, added key talent and upgraded internal processes and systems, to support future growth. We are now in the “Walk” phase, which means we are building on this foundational work, and we will be driving a greater mix of revenue from higher value services and software. Once the integration of our two companies is complete, we will be in the “Run” phase of our transformation, ready to grow top and bottom line.

Wincor recently reported good progress on its seven-point restructuring program, which endeavors to increase growth in services in software, streamline G&A expenses, while improving the profitability of the hardware business. The key take away is that both companies have already recognized the need to change and are taking steps towards becoming a stronger strategic partner for our customers. Business as usual just won’t cut it in this dynamic industry.

Additionally, the capital markets move in our favor, aided by market valuations, exchange rates, and historically low interest rates. The bottom line is, there is never been a better time for this combination.

Slide 10 depicts the highly complementary nature of the two companies. From a geographic perspective, roughly 40% of pro forma revenue was generated in the Americas, 40% in EMEA, and 20% in Asia-Pacific. When you stop and think about the key markets where branch and retail transformation is taking hold, these other markets, where the new Company is leading and our geographic presence closely mirrors the addressable market which we are pursuing.

At the same time, we have reduced our relative exposure to more volatile emerging markets. Additionally, both companies generate a majority of revenue from software and services. In fact, our combined software and services revenue of nearly $3 billion are greater than either company’s core revenue stream to date. Looking to the future, the new Company is targeting more than 60% of revenue from services and software.

On slide 11, we describe the addressable market for the combined company of approximately $60 billion globally. On the left of the chart, you will see the branch automation opportunity of approximately $30 billion per annum. Approximately one half of the $30 billion is comprised of value-added services, which includes managed services and multi-vendor services. This chart also illustrates how the lines between traditional products, services, business lines are blurring, as customers demand fully-integrated solutions.

Moving to the middle of the chart, we will compete for a $15 billion market for omnichannel solutions, and new digital mobile payment platforms. Omnichannel adoption is occurring even faster among retailers, because they are more competitive, more innovative, and are facing fewer regulatory hurdles. Which leads me to the right-side of the chart. We will be able to compete for a $15 billion retail market, comprised of point of sale systems, software, services, and peripherals, as well as back-end cash management and more value-added services.

Our customer base will benefit from the innovations being driven out of the retail industry. We are eager to compete in such a diverse and growing addressable market. We will leverage Diebold’s strong services, together with Wincor’s engineering talent, and the combined software expertise of both companies. With that, I will turn the call over to Chris Chapman to review the financial aspects of this transaction.

Chris Chapman - Diebold - SVP and CFO

Thanks, Andy, and good morning, everyone. I’d like to start by discussing the compelling financial model for Diebold Nixdorf. We believe there are ample opportunities to upsell and cross-sell both services and software, resulting in a greater mix of recurring and higher-margin revenue, and have visibility to generate significant synergies.

Our combination benefit initiatives are expected to yield approximately $160 million of annual cost synergies by the end of the third year. When combined with each company’s current initiatives, we are targeting a non-GAAP operating margin in excess of 9%, and also expect the transaction would be accretive to non-GAAP EPS in year two, excluding the impact of integration costs.

A transaction of this size requires additional leverage and review of the Company’s capital allocation policies. At close, we expect the net debt to EBITDA ratio will be about 4 times, and as a result, we will shift our focus to deleveraging for a period of time, until reaching a consistent ratio of less than 3 times, which is expected by the end of year three.

Consequently, following the close of the transaction, the Company intends to reset the annual dividend to approximately one-third of Diebold’s current level. This change will allow for greater flexibility to pay down debt and reinvest to support the long-term growth of the business. Going forward, dividends will be an important part of our capital allocation strategy and plans to return cash to shareholders.

On slide 13, we provide the key building blocks for boosting the profitability of the combined Company. Post-close, we will execute our integration plan and deliver cost synergies from these combination benefit initiatives: producing direct materials cost through scale and approved sourcing, streamlining solutions, increasing utilization of our field service employees, rationalizing market coverage, integrating corporate and regional resources, rationalizing operational functions, and harmonizing the back office. We expect approximately $90 million of synergies to be realized in cost of sales, and approximately $70 million to be realized in the op expense line, by the end of the third year.

We will also incur significant combination costs prior to realizing the full extent of the benefits. These costs are inclusive of restructuring, solutions integration, contract termination fees, integration advisory fees, and the overlap of back office and operational functions. These combination costs are expected to be roughly equal to our year three cost synergies, and will be most pronounced in years one and two.

In addition, the new Company will benefit from organic growth, improved revenue mix, and savings from each company’s current transformation plans. All-in, we are targeting a non-GAAP operating margin of more than 9% by the end of year three.

Turning to slide 14, Diebold has committed financing from J.P. Morgan and Credit Suisse. Over the next few months we expect to raise approximately $2.3 billion from a combination of senior secured term loans and unsecured notes, and approximately $500 million from our revolving credit facility. These proceeds will fund the transaction, enable the Company to refinance the existing debt at both companies, and provide liquidity.

As Andy described, the Company expects to issue up to 19.9% of Diebold’s outstanding shares, or just under 13 million shares to Wincor shareholders. The combined Company will have a pro forma net debt to EBITDA ratio of approximately 4 times. We expect to reduce debt and increase EBITDA by executing our synergy plan after close, and as I already mentioned, we are targeting to be consistently below 3 times net debt to EBITDA by the end of year three.

To conclude on the financial aspects of this transaction, I am excited about the opportunities for the combined Company, and encouraged by the clear line of sight to significant value creation. Clearly, there will be a lot of work in front of us; however, we will be leveraging the experience from the foundational work we have done, and our transformations to date.

Now I would turn the call back over to Andy to discuss the business combination agreement, expected timeline of events and the key criteria for this transaction.

Andy Mattes - Diebold - President and CEO

Thanks, Chris. In any transaction of this magnitude, one of the questions is, how will you get it done? We have spent a considerable amount of time developing a comprehensive business combination agreement. We have agreed on a leadership structure and business model that brings together the best-of-breed in terms of expertise, talent and industry know-how.

As you can see on this slide, the executive committee structure will be made up of both Diebold and Wincor leaders. Other senior management will be determined during the integration. We are going to run our Company in a two-dimensional matrix by line of businesses and region. We will build upon Wincor’s existing restructuring plan, while maintaining a strong presence in Germany.

The combined Company will draw on employees from both organizations for their unique expertise and experience in their markets. We will run our global operations from North Canton, Ohio and Paderborn, Germany. To provide a broader markets perspective and to facilitate the integration, three new directors from Wincor will join the existing Diebold Board of Directors after closing. In addition, three Diebold executives will also join the supervisory board of Wincor Nixdorf.

On slide 16, we have provided the expected roadmap for bringing our two companies together. Following today’s announcement, we will file the business combination agreement and S-4 with the SEC. Shortly thereafter, we will initiate our longer-term debt financing activity, and we will begin to pursue the necessary regulatory approvals in the US and in other countries.

In early 2016, we expect to initiate our tender offer for Wincor shares, which will last about 10 weeks. Following the tender offer period and the regulatory approvals, we will close the transaction. We expect closing to occur in the summer of 2016, at which point we will begin executing our integration and synergy plans.

On slide 17, I would like to leave you with a final thought. This combination meets all of the key criteria that one would consider for any M&A transaction. First, Wincor Nixdorf is a solid strategic fit with Diebold. The combination will help us accelerate our transformation to a services-led software-enabled company, and it creates a runway for future growth.

Second, we had agreed to a fair market valuation, based on recent capital market activity and our synergy plan. Both Boards have approved the transactions. Third, the timing has never been better, when you consider the dynamic changes underway in the self service industry, the recent transformation initiatives at each company, and the favorable trends in the capital markets.

Fourth, the cultural fit of the two organizations will be driven by a common approach to doing right by our customers. A history of collaborative innovation, and a shared belief that our future success will be anchored by best-in-class services and intelligence software.

Finally, with the signed BCA in place, we are well-positioned to execute our integration and synergy reservation plans. Our leadership team has the industry experience, motivation, and confidence to successfully execute our plan.

Now that we have checked every box, I will hand the call back to our operator, before we take your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

We will go to Gil Luria with Wedbush Securities.

Gil Luria - Wedbush Securities - Analyst

Congratulations on a very impressive deal. It is definitely a milestone and transformative step for you. A couple of questions.

One is, in terms of that timeline, that three-year timeline, where do you see the different aspects of it working out in terms of being able to improve on the sourcing, and the unified product development, and shared back-office. What do you see as the progression over the three years for those benefits that you believe you will accrue?

Andy Mattes - Diebold - President and CEO

Gil, good morning. Great question. If you think about the overall restructuring synergies, you can basically put them in two buckets. We expect roughly $90 million to show up on the COGS side, and we expect approximately $70 million to show up on the OpEx side.

In general, you would tend to see the COGS improvement sooner and faster. The driving forces are clearly procurement synergies, optimization on the supply chain, better utilization and factory load, better utilization on the service workforce, and they will actually show up immediately.

You then have the cost synergies on the OpEx side, which of course, once again are harmonization of IT, reducing duplication in corporate headquarters, streamlining geographic footprint, and those will take a little longer over time, as we roll out our integration plans.

When you then look at the product roadmap, the important thing to keep in mind is that when we’ve introduced our new product family, our next-gen technology, we went to a concept of open systems, standard components, pretty much a Lego block logic for the product designs, which also means going forward, we can upgrade and innovate anyone of those Lego blocks at any given point in time, and this way we can start reaching product synergies in all phases of the transaction. We’ll have some early wins, we’ll have some mid-wins, and we’ll have some of the more complicated components that will come a little later in the transaction.

Chris Chapman - Diebold - SVP and CFO

Gil, to add a little finer point on a couple of the items though, from a timing standpoint, when you think about it, year one, we’re going to have the most significant overlap costs. We are going to be thoughtful as we work through our restructuring and our integration plans, and so when you think about it when we hit year two, that is when we’ll be at, I would call it approximately 60% to 70% of the year three realized synergies, and then ramp it up to the full benefit in year three, when you think about it from a staging standpoint across the next three years.

Gil Luria - Wedbush Securities - Analyst

That’s helpful. Chris, you have about $900 million combined gross, you need about $1.3 billion to complete the deal, to the point, you are buying about $600 million, a little more than you would need to just complete the deal and refinance the debt. What is the reasoning behind going a little deeper into the debt market, and what does that imply with the synergies towards the actual accretion calculation to earnings per share over the three-year timeframe?

Chris Chapman - Diebold - SVP and CFO

Multiple statements in there, Gil. The best way to think about it, number one, if you look at both companies, and you have been following the industry for a while again, there is a seasonal trend that we both deal with. When we come out of this, we’re looking to add appropriate flexibility and capacity, to weather all the normal seasonality ups and downs that the businesses face. That is number one.

Number two, we will have fairly significant costs tied to the transaction, and to the overall restructuring and integration plans that we’re going to face on the front end. So again, we are looking at coming out of this with maximum flexibility from a capacity standpoint, and giving ourselves appropriate room to operate.

Gil Luria - Wedbush Securities - Analyst

Got it. Thank you, very much.

Operator

We will go to Matt Summerville with Alembic Global Advisors.

Matt Summerville - Alembic Global Advisors - Analyst

Good morning. Two questions. First, you have talked a lot about the third year of this. Chris, with respect to the combined entity’s free cash flow, how should we be thinking about that in year three, as well as the linearity?

Chris Chapman - Diebold - SVP and CFO

Yes, year one obviously, given the amount of restructuring and integration costs, et cetera, significant pressure from a free cash flow standpoint. So I would say it’s pretty obvious year one is going to be fairly muted from a free cash flow standpoint. We are not going to put forth estimates at this time. We’ll do that later, as we move forward in the transaction.

When you start thinking year three, we’ve outlined our overall goal as a Company of free cash flow of approximately 100%, 90% to 100% of NOPAT. As we get into year three, we will start to push back up against that, excluding for the impact of the overall interest costs. But again at that point, most of the heavy lifting around the restructuring and duplicate costs will be behind us, and again, we will give further clarity on that, as we move forward.

Matt Summerville - Alembic Global Advisors - Analyst

And then my follow-up, with respect to the service organizations, can you review where your utilization rate captured and retention rate looks like, versus the Wincor service organization, and how and what needs to happen to really close that gap if you will, assuming there is one there?

Andy Mattes - Diebold - President and CEO

Matt, this is Andy. Two things you want to keep in mind. First of all, Wincor’s strategy, if you step away from central Europe, has been more to deliver their services through third-party organizations then it has been through an owned service force. On the other hand, Diebold always had the philosophy that having great technicians, well-trained technicians, is a key differentiator in the market.

So if, for instance, just take North America, take all of the Americas. We can pretty much take on all of Wincor’s service that is currently done by third parties with our own existing service workforce, drive service utilization up, and it will have immediate accretive effects on our service margins. By the same token, when we talked about Diebold’s growth in Europe, as recently as our last earnings call, we told you that some of the service margins in Europe also included our necessity to build up a service workforce.

Needless to say, we now will have a very substantial service workforce in central Europe on the Wincor Nixdorf side that we will leverage in return. And if you then take a look at all the service revenue opportunity, the service attach rate of Diebold, on average, is substantially higher than the service attach rate that Wincor was able to realize. If we can do nothing but take the Wincor service attach rate up to Diebold’s level, we will have an immense opportunity to drive service revenue and service margins.

Matt Summerville - Alembic Global Advisors - Analyst

Great, thanks a lot.

Operator

We will go to Meghna Ladha with Susquehanna Financial Group.

Meghna Ladha - Susquehanna Financial Group - Analyst

Thank you for taking my questions, and congratulations on the deal.

Andy Mattes - Diebold - President and CEO

Thank you.

Meghna Ladha - Susquehanna Financial Group - Analyst

How should we think about, rather, what is the expected accretion, perhaps that’s the full run rate of $160 million cost synergies that will be realized in year three?

Chris Chapman - Diebold - SVP and CFO

We’re not going to outline the full year-three financials at this point. Again, we are looking for the deal to be accretive in year two, minus the integration costs, and as we move forward, we will provide further information regarding our outlook and guidance.

Meghna Ladha - Susquehanna Financial Group - Analyst

Okay. What is the pro forma cash on the balance sheet post the merger?

Chris Chapman - Diebold - SVP and CFO

We are looking at approximately net debt of around $1.6 billion at the time of completing the transaction, and total debt in the range of around $2.3 billion, and those are both under the assumption that we finalize our ES divestiture here, in the early part of the first quarter of 2016.

Meghna Ladha - Susquehanna Financial Group - Analyst

Okay. And then with respect to the equity component of the deal, is there a collar on the deal, or is it set on the value of the number of the shares?

Chris Chapman - Diebold - SVP and CFO

No collar.

Meghna Ladha - Susquehanna Financial Group - Analyst

No collar, okay. What challenges, Andy, do you foresee with respect to integration, given that both the companies are in the midst of restructuring?

Andy Mattes - Diebold - President and CEO

Meghna, that is actually one of the things that attracted us to Wincor Nixdorf. They have a restructuring plan in place.

Keep in mind, the majority of the operations is in Europe, so the important thing, that restructuring plan is agreed upon with all the workers councils that Wincor Nixdorf is collaborating with. So we’ve got a very good springboard from which to build on.

We then, if you take a look at the length of the deal, we spend a considerable amount of time to negotiate the so-called BCA. In simple terms, what a BCA is, it’s a playbook on how you want to run the combined Company. We spend a lot of time and energy to make sure we’ve got good line of sight, we’ve got good vision, we know exactly how we want to operate the Company, we know exactly where the synergies are going to be, and most importantly, we also know amongst ourselves who is going to do what going forward. So we feel very confident that we can bridge the global distance, and sing off the same hymn sheet, as of day one, after the deal has been approved by the authorities.

Meghna Ladha - Susquehanna Financial Group - Analyst

Got it. And the last one for me, Andy, could you just comment on the competitive and pricing environment, once the merger is finalized?

Andy Mattes - Diebold - President and CEO

When you think about competition, the important thing to take away from here is, the market is fundamentally changing. The mere fact that branch automation blurs the line between what we used to call self-service industry, what we used to call behind-the-counter technology, what we used to call cash in transit, the fact that value-added services are now about half of that $30 billion TAM, just in the branch automation market.

You then add omnichannel to it, is another $15 billion. You add retail, the automation of back-end retail to it is yet another $15 billion. So we’re going to be, do the math, we’re going to be roughly a $5.2 billion company in what we see as a global TAM of roughly $60 billion. So we are incredibly opportunity rich, going forward.

Meghna Ladha - Susquehanna Financial Group - Analyst

Thank you.

Operator

We will go to Kartik Mehta with Northcoast Research.

Kartik Mehta - Northcoast Research - Analyst

Good morning Andy and Chris. Chris, just to go back to the debt, to understand it, what type of terms are you anticipating, at least from a rate standpoint?

Chris Chapman - Diebold - SVP and CFO

The debt is going to be structured, Kartik, with term loan A, term B, and then high-yield. The information on that is going to be public here, I believe, today or tomorrow. And I would say the blended overall rate on that, based on current estimates, would put it somewhere in the 5 to mid-5 range.

Kartik Mehta - Northcoast Research - Analyst

Thanks, Chris. Will there be a portion of time where you have this debt before the transaction is closed, so could there be just some dilution because you have the debt, and you are waiting for the transaction to close?

Chris Chapman - Diebold - SVP and CFO

There are some delayed draw functions to it, but potentially in the Q1 timeframe, we will have some impact of that debt on the Diebold books, prior to the combination being complete.

Kartik Mehta - Northcoast Research - Analyst

Andy, what type of timeframe have you said to determine the hardware platform and software platform you want to pursue? I’m sure that’s probably a question you are getting from a lot of your customers. I’m wondering what type of timeframe you are going to establish to make those decisions?

Andy Mattes - Diebold - President and CEO

Kartik, great question. If we hadn’t had the benefit of our next-gen technology platform, this would have been a really complicated question. But given the fact that next-gen is already built on standard components, given the fact that some of the components in our next-gen products are actually Wincor Nixdorf components, we have very good visibility into which components can we drive forward, where?

Let me give one example, among the two companies combined, we procure 300 different varieties of safes. I would venture to say the value add of that to our combined customer base is somewhat limited, and it also goes to show that we can innovate within the machine without touching the life, the usability, or any of the other core value props to our customers, and do a lot of that integration work really fast.

Now, from a customer point of view, we give every customer a clear commitment. We have done it before, and we will continue to do it going forward, that we will support whatever they buy from us for at least 7 to 10 years from day one, and that holds true for everything we sell today, and it will hold true for everything that we sell tomorrow, so there is absolutely no negative impact on our customer base.

Kartik Mehta - Northcoast Research - Analyst

Andy, understanding the service business, you talked about Wincor using a little bit different strategy than you do, using third parties. As you look to have a world-class service organization in Europe, will that require you to scale up more, hire more people for servicing, or do you have enough right now, based on what you’ve done and what Wincor has?

Andy Mattes - Diebold - President and CEO

I would have had to hire a lot, had I remained a standalone entity, given our growth and our success in Europe, but in the combination of both companies, I think we’ve got plenty of service folks, and we’ll do the same, — we are on the same playbook that we ran in Diebold 2.0. We will centralize the function. We will make sure we use centralized support. We will make sure we will centralize dispatch, and we will drive all the efficiencies that we have driven in Diebold 2.0 on our own service play, for the combined service organization. So I see a lot of upside on the service side for both companies.

Kartik Mehta - Northcoast Research - Analyst

Thank you, very much. I really appreciate it.

Operator

Justin Bergner from Gabelli & Company.

Justin Bergner - GAMCO Investors - Analyst

Good morning Chris, good morning Andy and congratulations on getting to today’s announcement.

Andy Mattes - Diebold - President and CEO

Thank you.

Justin Bergner - GAMCO Investors - Analyst

I had just two clarifying questions, and then a more general question or two. With respect to the 60% to 70% of synergies that may be reached in year two, is that, Chris, by the end of year two, or across year two?

Chris Chapman - Diebold - SVP and CFO

The end.

Justin Bergner - GAMCO Investors - Analyst

Thank you. The second clarifying question was — or not clarifying question, but just factual question is, could you outline the break fees involved in this deal today?

Chris Chapman - Diebold - SVP and CFO

There are three break fees tied to it, and again, that will be all detailed out in the BCA, which is published today as well. I would say the largest of which is tied to the antitrust, and that is EUR50 million, if for whatever reason, we’re not able to clear all the regulatory hurdles. And the other two are the EUR20 million and EUR30 million, which again, you can see detailed in the BCA.

Justin Bergner - GAMCO Investors - Analyst

Okay, thank you. Then just for more of a general perspective, on the regulatory front, what are you anticipating to be the key considerations or sticking points, and as you sort of look towards the potential synergies and the pro formas, what are you anticipating you might need to do on the regulatory front?

Andy Mattes - Diebold - President and CEO

Let me start at the 50,000-foot level here. The majority of Diebold’s revenue is being generated in the Americas. The majority of Wincor’s revenue is generated in Europe.

The high degree of complementarity also gives us a high degree of confidence that we will pass all the antitrust hurdles. Having said that, we will work with every country where applicable, file the appropriate action, and we will collaborate with all the local authorities in each country, as we work through this process. It just takes time to work through it, but we’re feeling good about it.

Justin Bergner - GAMCO Investors - Analyst

Okay, thank you. Is it safe to say that whatever the regulatory considerations may be in Europe, are sort of factored in how you think about the synergies and the pro formas?

Andy Mattes - Diebold - President and CEO

Absolutely.

Justin Bergner - GAMCO Investors - Analyst

Okay, thanks. Andy, stepping back maybe at 50,000 feet as well, as we look at the announcement today, clearly there are a lot of reasons that you have laid out for doing the deal and the timing of the deal.

But to just put things in perspective, if you could sort of highlight maybe the two or three most important drivers for today’s deal, be they strategic or synergy related, just to put things into perspective, and give us a sense as to what is most important to you, as you look forward to today’s deal?

Andy Mattes - Diebold - President and CEO

First and foremost for me is accelerating our services and software transformation to drive growth, and we are doing this of an install base of nearly a million machines, which is a wonderful springboard for that growth. In addition, we are adding a lot of resources and talent that can help us do this. Keep in mind, we are basically doubling the amount of software engineers that we can put to good use on the innovation side.

Second, our two companies, as we said earlier, are extremely complementary which will help us to drive global solutions, have a better footprint in the market, better coverage. For the first time in the history of both companies with our market set-up, our install base, and our sales force match the distribution of the TAM around the globe.

Third, while we’ve got all these great growth opportunities, we have clear visibility to very tangible synergies, and here comes the good news. It is basically a similar playbook that we ran for Diebold 2.0, all these synergies are under our own control, we know what to do, we can execute them. And it’s just a lot of hard work, but it also has a very high degree of certainty that we will get to the desired outcome.

Justin Bergner - GAMCO Investors - Analyst

Great, thank you for taking my questions, and congrats again on today’s deal.

Operator

We’ll go to Matt Lipton with Autonomous Research.

Matt Lipton - Autonomous Research LLP - Analyst

Andy, I was a little surprised to see on the very first slide such a focus on not just the financial market, but also the retail market. Clearly, Wincor has a significant share of position in the retail markets in Europe, but how committed are you to the retail business? Is that an area of growth for you, where we see you actually extending and going after the retail market in the US, or other places where Diebold already has an existing ATM sales force, or is the strategy really to just be a continued player in the European markets on the retail business?

Andy Mattes - Diebold - President and CEO

Two things. From a go to market point of view, we will apply the same logic that we have applied to our European business, which Wincor has applied to their retail business, which is an account-selected strategy. For instance, one of their premier accounts is IKEA, the Swedish furniture store. Well, they are in, I don’t even know how many. I think 50 countries around the globe. The opportunity to now provide services globally with our own service workforce in countries where Wincor was not before, is a nice upside.

Second point, think about the wins we had in the US with our Phoenix software in areas like Walmart, Publix, we will definitely have some targeted accounts that we will offer broader solutions to. Which leads me to the most important element of it. Both markets have one thing in common, it is called omnichannel software.

The nice thing is retailers do not have to live in the regulatory environment that financial institutions have to live under, which gives them a little higher degree of flexibility. It can be a little bit more proof of concept-ish in how they approach their solutions and it actually gives us a test bed for innovative solutions that we can try out in the retail market, and then we can utilize them for all the financial institutions in the world.

And if you finally keep in mind that more and more banks in our country are talking about a clear trend of retailification of the branch, well we are getting a lot of know-how on retailification through this acquisition, so we think it is a very interesting and exciting opportunity. And to wrap it all up, we will be able to offer managed and value-added services, not just to the financial markets but also to the retail clients of Wincor around the globe. So we think of them as an attractive piece of the puzzle, as we work out the value proposition for Diebold Nixdorf.

Matt Lipton - Autonomous Research LLP - Analyst

Got it, that’s helpful. A question on the dual sourcing of ATMs on the potential revenue dis-synergies of the deal. Do you have any — are you able to quantify for us at all just how many of the million ATMs may now be with banks that will be 100% Diebold and Wincor post the deal? Or if not that, just something that helps us think about the potential for revenue dis-synergies as you work through the transaction? Thank you.

Andy Mattes - Diebold - President and CEO

The trend has been more and more for banks to have maybe two partners of choice. If you look about the revenue synergies versus the revenue dis-synergies and the plan today that we have suggested to you, we said this is a wash. So we have not baked any additional revenue synergies into the $160 million cost synergies. If you ask for my personal opinion, I think midterm revenue upside, especially on the software side, and on the service side, will outweigh any short-term revenue dis-synergies that we might encounter.

Matt Lipton - Autonomous Research LLP - Analyst

Thank you.

Operator

We’ll go to Joe Radigan with KeyBanc.

Joe Radigan - KeyBanc Capital Markets - Analyst

Chris, first, how should we think about the tax rate for the combined company? Are there tax synergies to be had with this dual-headquartered structure?

Chris Chapman - Diebold - SVP and CFO

No, we will clearly look to do all things appropriate to optimize our tax line, no different than managing any other cost in the P&L. Right now, I think just from a modeling standpoint, I would just use a blended tax rate of approximately 28% to 30% when looking at the combined companies, and where we have opportunities to improve that, we will.

Andy Mattes - Diebold - President and CEO

Let me pile on to this one because I saw there were also some speculation on Squawk Box this morning. Very clearly, this is not a tax inversion. Our Company is registered in Canton, Ohio, will continue to be registered in Canton, Ohio, and we pay the taxes that come with that.

Joe Radigan - KeyBanc Capital Markets - Analyst

Okay, great. Andy, can you talk about your thought process on the dividend? Obviously, it makes sense to scale it back here, to give yourself some flexibility, but longer-term, as you get through this restructuring, how are you thinking about it either in a payout ratio type aspect, or just longer-term as part of the capital allocation strategy?

Andy Mattes - Diebold - President and CEO

We are not here today to announce a new dividend policy. Were talking today about a reduction of the dividend, in order to make sure that we are not getting ahead of our skis on the debt to equity ratio, that we will incur as the deal gets consummated. As soon as we got line of sight to the synergies and how they manifest itself on a quarterly ramp, we will, of course, communicate this with you.

After the close of the transaction, we will also be able to give more guidance on the dividend. But one thing is very important, we remain committed to paying dividends going forward, and as the Company creates more value, we’ve always been and always will make sure that our shareholders participate in that value creation.

Joe Radigan - KeyBanc Capital Markets - Analyst

Great, thank you.

Operator

We’ll go to Saliq Kahn with Imperial Capital.

Saliq Khan - Imperial Capital - Analyst

Andy, could you talk about the changes which will need to be me to the current integration process that you have in place, in order to better merge your and Wincor’s central systems?

Andy Mattes - Diebold - President and CEO

The good news is, we have cleaned up the hotspots that we had on the Diebold side. I really would not have wanted to do all of this with the status quo we had two years ago. We now have got very good systems and processes in place, and we will take a very unbiased best-of-breed approach between both companies, and we will pick what we like best on either side, irrespective of whether it is a legacy Diebold or legacy Wincor process, and we will go to the most streamlined, most cost efficient process, that will give us the biggest synergies and leverage going forward.

Chris Chapman - Diebold - SVP and CFO

I would just add one additional comment to this, as well. We have gone through a pretty extensive upgrade in North America. We are just on the tail end of that, and again, that’s part of our operating systems, in terms of how we run our service organization.

And so we’re going to look to leverage our investments and leverage the systems that we have, and essentially what I’m trying to say is, we are not going to right out of the box necessarily try to put everyone in the globe on a single system. As Andy said, we will utilize best-of-breed. We will be thoughtful. Obviously we will have one financial consolidation system at the end of the day, but we want to leverage the good work that both companies have done here.

Saliq Khan - Imperial Capital - Analyst

One of the questions I had for you was given all the excitement around this and the amplification, as you look at your current portfolio, and how that expands, not only here in the US but also globally, how are you communicating these changes to the sales force, and the potential cross-selling opportunities?

Andy Mattes - Diebold - President and CEO

This is a clear case of that we have to walk and chew gum. Just let me be clear. Just because we announced a deal today, it is still business as usual, and we are still technically competitors in the market, until the deal gets fully consummated.

By the same token, we start of course, to show the long-term vision to our customers and to our salespeople. There is customer communication in the process as of this morning. There is actually a video out where we explain the benefits and the upside to our customers.

The initial reaction that I’ve gotten this morning has been extremely complementary and positive from the customer base, because they truly see this combination of the technology play and the services play, and they are loving it. We will gradually lead our people to the future state. We will make sure, through the appropriate processes of integration teams and clean rooms, that we all get ready for day one and we will hit the deck running once the last i is dotted on the approval process.

Saliq Khan - Imperial Capital - Analyst

One last question for you, and then I will hop back into the queue. What type of impact are we looking at from a currency exposure, and your potential hedging strategies?

Chris Chapman - Diebold - SVP and CFO

We are going to be employing a hedging strategy on the overall transaction. We are not going to detail and outline that today, again. We will finalize and publish all of our financial strategies here, over the next several weeks.

Saliq Khan - Imperial Capital - Analyst

Thank you.

Operator

We’ll go to Jeff Kessler with Imperial Capital.

Jeff Kessler - Imperial Capital - Analyst

Thank you. With the sale of the North American electronic business to Securitas, you have entered into an agreement with Securitas for security. Obviously, Securitas is a very big operation, their base is over in Europe. Had do you envision the electronic security services agreement expanding or changing, as you take on a European partner?

Andy Mattes - Diebold - President and CEO

The fact that Securitas is also a European company, and the fact that we have a great relationship at all levels of the organization, means that this is nothing but opportunity to extend our ecosystem even further and broader.

Jeff Kessler - Imperial Capital - Analyst

Okay, that was succinct. Thank you.

Operator

We’ll go to Joan Tong with Sidoti & Company.

Joan Tong - Sidoti & Company - Analyst

Thank you, all of my questions have been answered. Thank you so much.

Operator

We’ll go to Justin Bergner with Gabelli & Company.

Justin Bergner - GAMCO Investors - Analyst

One quick follow-up question for clarification. Would there be any change to Diebold or Wincor dividend policy between now and when the deal potentially closes?

Andy Mattes - Diebold - President and CEO

Absolutely not.

Chris Chapman - Diebold - SVP and CFO

We will maintain our dividend policy through the close of the transaction.

Justin Bergner - GAMCO Investors - Analyst

And the same for Wincor?

Chris Chapman - Diebold - SVP and CFO

Correct. Theirs is on more of an annual basis, but yes.

Justin Bergner - GAMCO Investors - Analyst

Okay, thanks.

Operator

There are no further questions at this time. I’d like to turn the conference back to management for closing remarks.

Steve Virostek - Diebold - IR

I like to thank everyone for joining us today. If you’re follow-up questions, please call us at the Investor Relations numbers listed on the press release today. Thanks very much.

Operator

This does conclude today’s conference. Thank you for your participation.

Exhibit 99.2

Diebold – Social Media Communications, Twitter

The following communications were made available by posts on Twitter:

Tweet 1: CEO Andy Mattes on @MadMoneyOnCNBC @ 6PM EST. Details dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

Retweet: One’s a hot merger of banking & retail tech innovation, while another company turns 100 today! @jimcramer digs in pic.twitter.com/wQaf9KtmSY

[Link to: https://twitter.com/DieboldInc/status/66891399643156480]

Tweet 2: #Diebold CEO Andy Mattes on @MadMoneyOnCNBC w/@jimcramer @ 6PM EST. Details dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668916958826369024]

Tweet 3: Watch our CEO Andy Mattes on @MadMoneyOnCNBC @ 6PM EST w/@jimcramer Details http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668923246603964417]

Tweet 4: CEO Andy Mattes w/@jimcramer on @MadMoneyOnCNBC. http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/668927070672568320]

Tweet 5: Details of the #Diebold #Wincor Nixdorf announcement: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/669138491402391552]

Tweet 6: #Diebold #Wincor will deliver fully integrated & transformative solutions: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/669153584940888065]

Tweet 7: #Diebold #Wincor combination will lead in value-added services http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/669198557426008065]

Tweet 8: #Diebold #Wincor combination will be global leader in #omnichannel experiences http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc/status/669206404553576448]

Tweet 9: #Diebold & #Wincor share a common strategic focus on growing services & software http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://twitter.com/DieboldInc]

Diebold – Social Media Communications, LinkedIn

The following communications were made available by posts on LinkedIn:

Post 1: Diebold and Wincor Nixdorf business combination agreement brings together companies that share a common strategic focus on growing services and software, and have highly complementary offerings, geographic presence and customer bases. Details here: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

Post 2: The combination of Diebold and Wincor Nixdorf brings together leading innovators in value-added services, branch automation and omnichannel experiences to create an industry leader focused on the entire value chain — consult, design, build and operate — to help financial institutions and retailers succeed in their business transformation journey.

http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

Exhibit 99.3

Transcript of Financial Times Interview with Diebold, Incorporated Chief Executive Officer, Andy Mattes (November 23, 2015)

KADEEM: Welcome back to the FT. Today we have with us Andy Mattes, Chief Executive of Diebold. Welcome, Andy.

ANDY MATTES: Thank you for having me, Kadeem [phonetic].

KADEEM: Today you’ve agreed a $1.8 billion deal to acquire Wincor Nixdorf. You’re going to create the largest ATM manufacturer in the world $5.2 billion in revenues, a million ATMs, it’s a big deal. Today your shares are down a bit 7.5%, so the reaction, perhaps, isn’t what you would want when you announce a deal like this?

ANDY MATTES: Well, look, it’s an incredible opportunity. The deal has three key elements for us. Two very complementary companies come together from a geographic footprint as well as from a solution point of view. Second, it gives us a great springboard to drive additional services revenue, software revenues as we are on the transformation of the journey to become a services-led, software-enabled company and, thirdly, we have some very tangible cost synergies of about $160 million net three years after the deal has been consummated. So you’ve got revenue upside and cost savings and good visibility into all of that.

KADEEM: And you talk in your statement today about the unprecedented rate of change in your industry and how does this acquisition help you deal with that?

ANDY MATTES: In the old days, financial institutions were buying hardware, were buying boxes. Today, and even more so tomorrow, it’s all about the service. ATMs will be delivered as a service. The software element is way more important. The managing the value chain, consult, design, build, and operate is going to be more important and then you’ve got a convergence of the industries between traditional players, new players, behind-the-counter meets in-front-of-the counter mee — meets, cash in transit, a lot of change, tons of opportunity primarily on the services side.

KADEEM: And, of course, you have consumers more and more not necessarily using cash, but they have other options. They have mobile payments, they have touchless cards. You have a whole variety of a whole new ecosystem there. I mean does that begin to erode your sort of core business?

ANDY MATTES: Quite the contrary. It’s actually very exciting. To quote one of my largest customers, they said that they have yet to invent a route to market that the consumer does not like. Now the buzzword in the industry that we use is omnichannel. So the consumer wants the traditional banking experience, the cash machines, the mobile payments, the Internet banking all to work seamlessly with each other, and that’s the next frontier that we’re going to deliver to provide that experience in a very convenient, efficient, and secure manner.

KADEEM: So what’s the growth opportunity there? What’s the new product you can offer?

ANDY MATTES: If you take a look into the omnichannel, digital payment platform world, you’re looking at solid double-digit growth rates and we’re rolling out very exciting software packages today and we’ll have the opportunity as Diebold Nixdorf going forward to do even more so because you need to make sure you connect the legacy in each country, which is highly regulated, with the opportunities of the conversion from the physical worlds of cash to the digital worlds of cash, and we’re going to be the premier company to provide that interaction.

KADEEM: And so the ATM it’s not going anywhere anytime soon?

ANDY MATTES: If you think about the ATM as a cash and dash machine, that’s going out of style. If you think about the ATM as an enabler, as an on and off ramp for digital payment platforms, it’s just starting its new life and it’s going to be a very exciting journey. Let me give you an example. Seventy-five percent of the world population has a cell phone. Less than half of the world’s population has a bank account. How are you going to use an electronic payment channel if you don’t have a bank account? So similar markets like the prepaid SIM card markets will develop and we will be able to provide the technology where you can upload your Apple Pay and your PayPal on the machines. So putting money into the machine would become actually even more important than taking money out of the machine.

KADEEM: Great, thank you so much, Andy. Thanks for being with us.

ANDY MATTES: Thank you for having me.

Exhibit 99.4

Transcript of CNBC Interview with Diebold, Incorporated Chief Executive Officer, Andy Mattes (November 23, 2015)

JIM CRAMER: DBD, the largest manufacturer and servicer of ATMs in the U.S. and many other countries with a substantial physical security business to boot is buying Wincor Nixdorf. That’s a German company that’s another leading provider of hardware, software and services to banks and retailers, including ATMs. It’s a $1.8 billion cash and stock deal. Now Diebold has been undergoing a massive multi-year turnaround effort and this acquisition is the latest step, tremendous cross-selling opportunities, $160 in cost synergies expected by the end of the third year after the deal plus the c — the geographies, they’re very complementary as Diebold is a major player in the Americas, while Wincor is big in Europe. I think this could have the potential to be transformative, but Diebold got slammed today, down $2.51. That was in part because there’s issuance of so much new stock, but also because they announced a dividend cut, so was this a buying opportunity or should we be wary? Let’s take a closer look with Andy Mattes. He’s the president and CEO of Diebold. Hear more about his deal and his company’s prospects. Mr. Mattes, welcome back to Mad Money. Good to see you, sir.

ANDY MATTES: Good seeing you again, Jim.

JIM CRAMER: Okay, now, Andy, last time you were on you were saying, listen here’s where we are in our turn. We’re crawling. What are you doing now?

ANDY MATTES: We’re walking, Jim.

JIM CRAMER: All right, so what’s changed?

ANDY MATTES: The biggest thing about walk is that we’re shifting our revenue mix from hardware to software and services and the second thing is that we’re doubling that down in our portfolio and making sure we’re getting the right elements into our portfolio that will have higher margin business opportunities going forward.

JIM CRAMER: Now with this acquisition I noticed that — that the company you’re buying, uh, Wincor Nixdorf, dominant company for banks in Europe, but dominant for retail. What are they doing for retail? You’ve got a couple of retailers too. I mean you’ve got Cracker Barrel, uh, Cinemax, but, uh, the Cinemark chain, but what are they doing in retail that you can do here in retail?

ANDY MATTES: They’ve got point of sales solutions in retail, but most important, they have back end cash automation in retail because once you get the money out of the cash register back into the back office, there’s a lot of manual work that’s still being done today. Wincor got a great automated solution. They are selling to the premier retailers in Europe. One of their marquee logos, for instance, is IKEA, the Swedish furniture store, and we can offer right off the bat great service capabilities to all of the Wincor Nixdorf retail customers around the globe, plus we can combine some of their offerings with some of the retail opportunities that we have like the Wal-Mart deal that we announced earlier this year.

JIM CRAMER: So the cross-sell looks pretty terrific from your point of view.

ANDY MATTES: Cross-sell is terrific on the retail side, but even more important cross-sell is terrific on the services side. If you take a look at the so-called service attach rate, the number of times that people buy a service contract with your machines Diebold has a much higher service attach rate than Wincor. If we can do nothing but raise the Wincor service attach rate to the Diebold attach rate, we will create incr — incredible service revenue opportunity.

JIM CRAMER: Now you’re faster growing with this, but I know that a lot of people did love your higher dividend. Uh, worth it at this point just because of the cash flow, uh, and — and what you don’t want to — you — you’ve got to pay down some debt so it’s just the prudent thing to do right now?

ANDY MATTES: That’s exactly what it is. Once we consume the deal, we’ll have a four times debt to E — EBITDA ratio. We’ve made a very clear commitment on our earnings call today that we will get to sustainably three times debt to EBITDA within the first three years of this transaction and reducing the dividend for that period of time is just the prudent thing to do.

JIM CRAMER: Okay, now how about — will you talk to us about some biometrics, uh, millennials? Uh, you even have a slide in one of your presentations about millennial-inspired ATM concepts. Where are we with those?

ANDY MATTES: We just announced a few weeks ago at Money 20/20 the next step when we introduced the first ATM into the market that has iris recognition together with [inaudible 00:03:55] and was a gr — huge success because it increases the safety, the security while increasing the convenience for the customer and in addition to the diametrics you can actually also combine the ATM with your mobile phone and have a secure way to interact your transaction between your cell phone and your ATM.

JIM CRAMER: Now who would want that, although one of the things you said there’s pushback. Not everybody likes that, but to me, uh, having been hacked so many times it sounds like a really good idea.

ANDY MATTES: It — it’s — it’s like a no-brainer. We’ve just got to get over it and if you take a look at many of the mobile apps today, many of the financial apps, you can actually sign in with your thumbprint. I think user acceptance in this country is rapidly increasing. It’s a level of security that we would be amiss if we didn’t take it oppor — advantage of.

JIM CRAMER: And that plays right into what — what Diebold strategy is.

ANDY MATTES: Diebold is a market leader in the biometric space in the western world. It plays right into our strategy and combining the physical world of cash with a digital world of cash tomorrow, that’s where we see the services that we can deliver to — to the market and that’s where we’re unique in the industry.

JIM CRAMER: One last point because I’ve been remiss and I know a lot of my viewers on Twitter are angry that I never focused on it, but you mentioned Bitcoin as — as something that you guys will be involved with. Wh — where is Bitcoin in your eyes because I mean if — if — if you think it’s legitimate, it’s legitimate.

ANDY MATTES: Well, there’s — there’s two things. The one thing is Bitcoin as a currency and that’s a longer debate, but there is a technology behind Bitcoin, it’s called block chain and that technology is absolutely fascinating ‘cause it’s unhacked. It gives you a real-time journal, and it’s an absolute secure way to transfer just about anything from one person to another in a virtual world that can be money, it can be theater tickets, it can be anything else, and the block chain technology will be something that will be very transformative to our industry and we’re spending a lot of time and energy in it.

JIM CRAMER: We’re going to follow up on that next time when you’re running because I want to hear more about Bitcoin because I do find it very fascinating. Okay, that — that’s Andy Mattes. He’s the President and CEO of Diebold. Big acquisition today, transformative and I think it’s going to work. Mad Money’s back at the end of the break.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination transaction, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. When available, Diebold will disseminate the prospectus to Wincor Nixdorf shareholders in connection with Diebold’s offer to acquire all of the outstanding shares of Wincor Nixdorf. Diebold also intends to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the prospectus and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further you may obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794). In addition an English language press release and its German language translation has been published via an electronically operated information distribution system in the United States. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents will contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in a preliminary prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.